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                  ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
                               43 Victoria Street
                            Hamilton, Bermuda HM 12




July 7, 2006

VIA EDGAR AND FACSIMILE
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Allied World Assurance Company Holdings, Ltd
          Registration Statement on Form S-1 (Registration No. 333-132507)
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Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Allied World Assurance Company Holdings, Ltd (the "Company") hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the "Registration Statement") be accelerated to Tuesday, July 11, 2006 at 2:00 p.m. or as soon as practicable thereafter. Under separate cover, you will receive today a letter from Goldman, Sachs & Co. as the Representative of the underwriters of the proposed offering joining in the Company's request for acceleration of the effectiveness of the Registration Statement.

        The Company hereby also respectfully requests that the effectiveness of its Form 8-A filed with the Commission on July 6, 2006 pursuant to the Securities and Exchange Act of 1934, as amended, for the Company's common shares be accelerated to be simultaneous with the effective date of the Registration Statement.

        The cooperation of the staff in meeting the timetable described above is very much appreciated.


Sincerely,


/s/ Wesley D. Dupont
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Wesley D. Dupont
Senior Vice President, General Counsel and Secretary


cc:   Steven A. Seidman, Esq.
      Cristopher Greer, Esq.